Exhibit 99.1

TODD SHIPYARDS CORPORATION ANNOUNCES ANNUAL FINANCIAL RESULTS FOR MARCH 28,
2004

VIA FACSIMILE                                       CONTACT: SUMMER O'CONNOR
TOTAL PAGES - 5                                        SHAREHOLDER RELATIONS
                                                     (206) 623-1635 Ext. 106


SEATTLE, WASHINGTON...May 25, 2004...Todd Shipyards Corporation (the "Company") announced financial results for the fiscal year and fourth quarter ended March 28, 2004.

For the fiscal year, the Company reported net income of $4.0 million or $0.72 per diluted share on revenue of $147.8 million. For the quarter ended March 28, 2004, the Company reported a net income of $2.5 million or $0.45 per diluted share on revenue of $41.9 million. The results for the fourth quarter were impacted favorably by the high volume of Navy work. Net income was also higher by 1.1 million for the quarter and for the year due to the resolution in the fourth quarter of certain income tax contingencies that were established in previous years.

In the prior fiscal year ended March 30, 2003, the Company reported net income of $4.1 million or $0.74 per diluted share on revenue of $151.8 million. For the quarter ended March 30, 2003, the Company reported a net loss of $52 thousand or $0.01 per diluted share on revenue of $30.1 million. The results for the fourth quarter ending March 30, 2003 were affected by difficulties the Company encountered in completing a fixed price project that began late in the third quarter of that year. The unfavorable results on completing this project reduced pre-tax income for the fourth quarter by approximately $1.7 million. In addition, fourth quarter results for fiscal year 2003 were impacted unfavorably by a $0.6 million net environmental remediation expense.

For the fiscal year ended March 28, 2004 the Company reported income before income taxes of $4.5 million. For the quarter ended March 28, 2004, the Company reported income before income taxes of $2.2 million. For the fiscal year ended March 30, 2003, the Company reported income before income taxes of $6.3 million. For the fourth quarter ended March 30, 2003, the Company reported a loss before income taxes of $0.1 million. As previously mentioned, the increase in income before income taxes for the fourth quarter ended March 28, 2004 was impacted favorably by the high volume of Navy work. For the fiscal year ended March 28, 2004, the decrease in income before income taxes is primarily attributable to reduced commercial and other non-Navy volumes and higher overhead expenses. Also contributing to the full year decrease in income before income taxes was a non-recurring, non-cash charge of $2.5 million arising from the provision for anticipated workers compensations claims costs due to the bankruptcy of one of the Company's previous insurance carriers.

The Company's fiscal year 2004 revenue of $147.8 million reflects a decrease of $4.0 million, or 3% from fiscal year 2003 levels, while fourth quarter revenue of $41.9 million reflects an increase of $11.8 million, or 39% when compared to fiscal year 2003 fourth quarter results. Revenue for the full year decreased primarily due to the impact of the reduced volume of commercial and non-Navy work. The revenue increase experienced in the fourth quarter of fiscal year 2004 is primarily due to the higher volume of Navy work.

For the fiscal year ended March 28, 2004, the Company reported operating income of $2.2 million. For the quarter then ended, the Company reported operating income of $1.7 million. For the preceding fiscal year ended March 30, 2003, the Company reported operating income of $5.1 million. For the quarter ended March 30, 2003, the Company reported an operating loss of $0.3 million. The decline in operating income for the fiscal year, as previously mentioned, was primarily attributable to the reduced volume of commercial and non-Navy work, higher overhead expenses, and the non-cash charge arising from the provision for anticipated workers compensations claims costs due to the bankruptcy of one of the Company's previous insurance carriers. The increase in operating income for the quarter ended March 28, 2004, as compared to the prior fiscal year, is primarily due to the increased volume of Navy work.

The Company reported investment and other income of $1.7 million, as well as a net gain on the sale of available-for-sale securities of $0.6 million for the fiscal year ended March 28, 2004. For the quarter then ended, the Company had investment and other income of $0.2 million and a net gain on the sale of available-for-sale securities of $0.2 million. In the prior year period ended March 30, 2003, the Company had a net gain in investment and other income of $1.2 million, and a net loss on the sale of available-for-sale securities of $9 thousand for the fiscal year. For the quarter then ended March 30, 2003, the Company had investment and other income of $0.3 million, partially offset by a net loss on the sale of available-for-sale securities of $0.2 million. The increase in investment and other income reported in fiscal year 2004 is primarily attributable to accelerated lease payments received by the Company from one of its warehouse tenants under the terms of a negotiated lease buyout initiated by the tenant in the Company's third quarter. The quarter to quarter decrease in investment and other income is primarily attributable to the decrease in warehouse rental income due to the lease buyout of the warehouse tenant. The increase in net gains on the sale of available-for-sale securities reported for fiscal year and quarter ended March 28, 2004 is primarily attributable to market conditions that were more favorable during fiscal year 2004 as compared to fiscal year 2003.

For the fiscal year ended March 28, 2004, the Company recorded federal income tax expense of $0.5 million. For the quarter then ended, the Company recorded a federal income tax benefit of $0.3 million. In the preceding fiscal year and fourth quarter ended March 30, 2003 the Company recorded $2.2 million federal income tax expense and a federal income tax benefit of $0.1 million, respectively.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF
1995

Statements contained in this Release which are not historical facts or information are "forward-looking statements." Words such as "believe," "expect," "intend," "will," "should," and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties, which could cause the outcome to be materially different than stated. Such risks and uncertainties include matters which relate directly to the Company's operations and properties and are discussed in the Company's filings with the Securities & Exchange Commission, as well as general economic risks and uncertainties. The Company cautions that any forward-looking statement reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove to be inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

The results of operations are as follows:

TODD SHIPYARDS CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
Periods ended March 28, 2004 and March 30, 2003
(in thousands of dollars, except per share data)

                                    Quarter Ended             Year Ended
                                   3/28/04  3/30/03       3/28/04    3/30/03

Revenue                           $ 41,918   30,128      $147,794   $151,811

Operating expenses:
Cost of revenue                     31,121   21,781       107,758    109,406
Administrative and manufacturing
 overhead expenses                   9,067    8,019        38,115     36,832
Provision for environmental reserve      -      600             -        600
Other - Insurance settlements          (19)       -          (245)      (125)
Total operating expenses            40,169   30,400       145,628    146,713

Operating income (loss)              1,749     (272)        2,166      5,098

Investment and other income            216      312         1,717      1,240
Gain (loss) on sales of
available-for-sale securities          226     (174)          619         (9)

Income (loss) before income taxes    2,191     (134)        4,502      6,329
Income tax expense (benefit)          (345)     (82)          470      2,219

Net income (loss)                   $2,536     $(52)       $4,032     $4,110

Net income (loss) per common share:
  Diluted                            $0.45   $(0.01)        $0.72      $0.74

Number of shares used in the
 calculation of earnings per share
 (thousands)                         5,627    5,277         5,569      5,553

A copy of the Company's financial statements for the year ended March 28, 2004 will be filed with the Securities & Exchange Commission as part of its Annual Report on Form 10-K. The Company's Form 10-K should be read in conjunction with this earnings report.

TODD SHIPYARDS CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
Periods ended March 28, 2004 and March 30, 2003
(in thousands of dollars)

                                                    Year Ended
                                               3/28/04      3/30/03

ASSETS
Cash and cash equivalents                      $ 1,328      $ 9,053
Securities available-for-sale                   30,682       32,126
Accounts receivable, net                         7,630        8,250
Insurance receivable - current                  13,500            -
Other                                           17,690        8,953
Total Current Assets                            70,830       58,382

Property, plant and equipment, net              28,244       16,634
Deferred pension asset                          28,725       29,709
Insurance receivable                            15,748       32,427
Other long term assets                           4,355        4,428
Total Assets                                  $147,902     $141,580

LIABILITIES AND
STOCKHOLDERS' EQUITY
Accounts payable and
  accruals including taxes payable             $17,012      $11,894
Environmental and other reserves - current      13,500            -
Other                                            3,956        3,963
Total Current Liabilities                       34,468       15,857

Environmental and other reserves                18,511       35,055
Accrued postretirement benefits                 15,791       16,588
Other non-current                                7,761        4,546
Total Liabilities                               76,531       72,046

Total stockholders' equity                      71,371       69,534
Total liabilities and stockholders' equity    $147,902     $141,580

A copy of the Company's financial statements for the year ended March 28, 2004 will be filed with the Securities & Exchange Commission as part of its Annual Report on Form 10-K. The Company's Form 10-K should be read in conjunction with this balance sheet information.